Filed Pursuant To Rule 433
Registration No. 333-158105
March 25, 2010
Video transcript of Jason Toussaint, Managing Director, Investment, World Gold Council from Forbes.com
The Case For Gold
MR. ROBERT LENZER: Where do we stand with the respect to the idea that you need to have gold in your portfolio? Why do you need to have gold in your portfolio?
MR. JASON TOUSSAINT: Right. Traditionally, gold has been viewed as an exceptional inflation hedge. So, starting with that, we’re looking at a world, now, where there is, basically because of the global crises—now we’re seeing what’s happening in Europe and Greece—people have flocked to gold to avoid the global crisis. Particularly in 2008, gold was one of the only assets globally that had a positive return. So it checked that box. So we’ve got dollars, and we’ve got inflation. Those are the first two primary reasons for holding gold. Third is the portfolio diversification angle. The correlation between gold and, say, the equities markets—the S&P 500—is zero.
So, when we were coming into 2008, investors thought they had a diversified portfolio. I’ve got my small cap, my mid-cap. I’ve got domestic and foreign equities. Well, guess what, in 2008, those all correlated to one, with huge negative returns. Gold, again, outperformed, on a relative basis—those primary asset markets. We do not see anything that would stop that happening again in the future, okay? So, instead of flocking to gold in a safe haven after the markets have sold down, smart investors are now saying, “Maybe I need some gold in my portfolio for the long term.”
MR. LENZER: What’s the best way to own gold? You are a sponsor of GLD, so let’s get that right up front, okay? There are other ways to own gold. There are mutual funds. There are other ETFs. Why is GLD the best way to do it?
MR. TOUSSAINT: Well, I think what occurred in 2004 when we launched GLD, it basically brought gold investment into the portfolio context of investing. Before, people would buy bars and coins, and that would typically be viewed as a collectible, along with my art work, stamps, other coins, etc. It wasn’t viewed as a portfolio asset. So what occurred was a paradigm shift. GLD, because it is a publicly traded instrument on the New York Stock Exchange and trades at a very, very thin spread—it is one of the easiest and one of the most cost effective means of buying gold.
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